Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions "Financial Highlights" and "Other Information" in the Prospectus and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information in Post-Effective Amendment No. 844 to the Registration Statement (Form N-1A, No. 333-123257 and No. 811-10325) of Market Vectors ETF Trust and to the incorporation by reference of our report dated February 23, 2012 on Market Vectors Coal ETF (one of the investment funds constituting part of the Market Vectors ETF Trust) included in the Annual Report to Shareholders for the fiscal year ended December 31, 2011.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

New York, NY

September 19, 2012